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                                                                  Exhibit (a)(4)
                                                                  --------------

[Electronic Mail Message to Eligible Option Holders]

Stock Option Exchange Program
Details for Exchange Below

Today we will be mailing you detailed information regarding the Stock Option
Exchange Program.   The information will include all of the documentation needed to tender (surrender) your options. You will receive four documents. Three of the documents are attached to this message - an Introductory Letter from Ted, the Offer to Exchange and Letter of Transmittal. The fourth document is Schedule B which contains information on your personal stock options - that document obviously cannot be included here and will be mailed only.

We will be offering to exchange any of your outstanding "nonqualified" stock options. Nonqualified stock options are those you would have received upon joining Answerthink or as performance options. For those of you who joined Answerthink as part of the merger with THINK New Ideas, Inc. and have "incentive" stock options, we will be offering to exchange outstanding incentive stock options that have an exercise price of $10.00 per share or more. The Schedule B that is being mailed to you will indicate which of your options are incentive stock options and which are nonqualified stock option.

We expect you to receive these materials on or about Friday, July 6. If they have not arrived by that date you may contact Robert Greene at (404) 682-2263 to obtain a copy of your Schedule B.